UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Miromatrix Medical Inc.

(Name of Subject Company — Issuer)

Morpheus Subsidiary Inc.

a wholly owned subsidiary of
United Therapeutics Corporation

(Names of Filing Persons — Offerors)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

60471P108

(CUSIP Number of Class of Securities)

John S. Hess, Jr., Esq.

Executive Vice President and Deputy General Counsel

United Therapeutics Corporation

1735 Connecticut Avenue, N.W.

Washington, D.C. 20009

(202) 483-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Stephen I. Glover, Esq.
Alexander L. Orr, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, D.C. 20036
(202) 955-8500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Miromatrix Medical Inc. (“Miromatrix”) by Morpheus Subsidiary Inc. (“Merger Sub”), a wholly owned subsidiary of United Therapeutics Corporation (“United Therapeutics”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of October 29, 2023, by and among Miromatrix, Merger Sub and United Therapeutics.

Important Information About the Tender Offer

The tender offer described in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Miromatrix or any other securities, nor is it a substitute for the tender offer materials described herein. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by United Therapeutics and Merger Sub with the Securities and Exchange Commission (the “SEC”), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Miromatrix with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY BOTH THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Investors and security holders may obtain a free copy of the Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Innisfree M&A Incorporated, the Information Agent for the tender offer, at (877) 456-3463 (toll free) or by email at info@innisfreema.com. In addition, United Therapeutics and Miromatrix file annual, quarterly and current reports and other information with the SEC, which are available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by United Therapeutics may be obtained at no charge on United Therapeutics’ internet website at ir.unither.com or by contacting United Therapeutics at 1000 Spring Street, Silver Spring, MD 20910 or (301) 608-9292. Copies of the documents filed with the SEC by Miromatrix may be obtained at no charge on Miromatrix’s internet website at miromatrix.com or by contacting Miromatrix at 6455 Flying Cloud Drive, Suite 107, Eden Prairie, MN 55344 or (952) 942-6000.

Cautionary Statement Regarding Forward-Looking Statements

United Therapeutics is providing this information as of November 1, 2023 and undertakes no obligation to update or revise the information contained in this document whether as a result of new information, future events or any other reason. Statements included in this document that are not historical in nature are forward-looking statements, including, but not limited to, statements related to the success of the consummation of the business combination transaction (the “Transaction”) between United Therapeutics and Miromatrix; United Therapeutics’ and Miromatrix’s research and development pipelines; physicians and patient receptiveness to United Therapeutics’ products; and demand for United Therapeutics’ products. Forward-looking statements are based on United Therapeutics management’s beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future events and results and are not statements of fact, actual events and results may differ materially from those projected depending on a number of factors affecting the Transaction and United Therapeutics’ or Miromatrix’s business. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect Miromatrix’s business and the price of Miromatrix common stock; the failure to satisfy the conditions to the consummation of the Transaction, including the tender of a majority of the outstanding shares of Miromatrix common stock; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the Transaction on Miromatrix’s business relationships, operating results, and business generally; risks that the proposed Transaction disrupts current plans and operations of Miromatrix or United Therapeutics and potential difficulties in Miromatrix employee retention as a result of the Transaction; risks related to diverting management’s attention from Miromatrix’s ongoing business operations; the outcome of any legal proceedings that may be instituted against Miromatrix related to the merger agreement or the Transaction; the ability of United Therapeutics to successfully integrate Miromatrix’s operations and technology after the Transaction closes; future research and development results, including preclinical and clinical trial results; the timing or outcome of FDA approvals or actions, if any; and other risks and uncertainties, such as those described in periodic and other reports filed by United Therapeutics and Miromatrix with the Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

Item 12.	Exhibits.

99.1	Excerpts from transcript of United Therapeutics’ Q3 2023 Earnings Call held on November 1, 2023.